Exhibit 12.1

Paperweight Development Corp and Subsidiaries
Statement of Computation of Ratio of Earnings to Fixed Charges
(unaudited)

	2007	2006	2005	2004	2003

Net earnings from continuing operations	$4,194	$10,817	$(4,303)	$27,624)	$11,967

Add: Income tax expense	253	633	548	422	430

Add: Interest expense	48,943	49,186	49,590	9,160	54,160

Portion of rent deemed interest factor	2,516	2,751	2,827	2,949	2,662

Total earnings available for fixed charges	$55,906	$63,387	$48,662	$24,907	$69,219

Fixed charges:

Interest expense	48,943	49,186	49,590	49,160	54,160

Portion of rent deemed interest factor	2,516	2,751	2,827	2,949	2,662

Total fixed charges	$51,459	$51,937	$52,417	$52,109	$56,822

Ratio of earnings to fixed charges	1.1	1.2	0.9	0.5	1.2